

February 4, 2022

Lingyi Kong
Chief Executive Officer
Erayak Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re: Erayak Power Solution Group Inc.**
> **Registration Statement on Form F-1**
> **Filed January 21, 2022**
> **File No. 333-262292**

Dear Mr. Kong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed January 21, 2022

Risk Factor Summary, page 9

1.   Please disclose risks related to your dual-class structure.

Risks Related to Doing Business in China, page 9

2.   We note your response to prior comment 7. However, it is unclear how the disclosure in the bullet points in this section is consistent with the risk factor disclosure in the section titled "Risks Relating to Doing Business in China" on pages 15-26. Ensure that risks reflected in your summary are also reflected in your risk factor section. In this regard, revise to provide cross-references to the more detailed discussion of each risk in

the prospectus as opposed to a cross-reference on page 9 to the section titled "Risk factors."

Risk Factors, page 15

3.   In light of your dual-class capital structure please address:
- the ownership interest and voting power that Mr. Kong will have upon the completion of this offering;
- the controlling shareholder's ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;
- the dual-class shares may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest;
- the risk that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect the share price and liquidity of the Class A Ordinary Shares;
- any exceptions to provisions requiring mandatory conversion of Class B Ordinary Shares upon the transfer; and
- disclose that future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Description of Share Capital, page 102

4.   We note your disclosure that Class B Shares are convertible into one share Class A ordinary Share. Please update this section to disclose any transfer restrictions and conversion features of your Class B Ordinary Shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William S. Rosenstadt, Esq.